Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

April 29, 2011

Safe Harbour Statement

NYSE Euronext is party to a proposed business combination transaction with Deutsche Boerse AG. In connection with the proposed business combination transaction, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a draft proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) a draft offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. When finalized, NYSE Euronext will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of NYSE Euronext and a wholly owned subsidiary of Holding, and Holding will mail the offering prospectus to Deutsche Boerse AG shareholders in the United States in connection with Holding’s offer to acquire all of the outstanding shares of Deutsche Boerse AG. NYSE Euronext and Deutsche Boerse AG also expect that Holding will file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”).

Investors and security holders are urged to read the proxy statement/prospectus and the offer document regarding the proposed business combination transaction if and when they become available because they will contain important information. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s Web site at www.nyse.com and Deutsche Boerse AG’s Web site at www.deutsche-boerse.com. The offer document will be made available at Holding’s Web site at www.global-exchange-operator.com following clearance by the BaFin.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. Holding reserves the right to deviate in the final terms of the public offer from the basic information described herein. Investors and holders of NYSE Euronext shares and Deutsche Boerse AG shares are strongly encouraged to read the offer document and all documents in connection with the public offer as soon as they are published, since they will contain important information.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

This announcement and related materials do not constitute in France an offer for ordinary shares in Alpha Beta Netherlands Holding N.V. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

PARTICIPANTS IN THE SOLICITATION

NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC if and when they become available.

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the

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likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

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Transcript of the NYSE Euronext annual stockholders’ meeting on April 28, 2011:

Jan-Michiel Hessels: Could you please take your seats? Then we can start. All right, it’s 8 o’clock.

Ladies and gentlemen, dear shareholders, welcome to this 2011 NYSE Euronext annual meeting. My name is Jan-Michiel Hessels, Chairman of the Board of Directors, and I am very happy to be here with all of you again and, more importantly, that you are here with so many for this important meeting.

I would also like to welcome those stockholders who are attending the meeting via the Internet this year. The meeting is webcasted.

Seated next to me is Marsh Carter, Deputy Chair of the Board of Directors. On this side is Duncan Niederauer, our CEO, and at the far end we have Dominique Cerutti, our President and Deputy Chief Executive Officer.

I now call the 2011 annual meeting of stockholders to order. We know that there are many questions on the minds of our stockholders and we have also promised to report our first-quarter earnings at today’s meeting, so we will first hear the CEO’s report on the state of the Company. Then we will conduct the formal business of the meeting and finally, importantly, we will take questions from the stockholders.

To ensure that our stockholders have ample opportunity to ask questions, we ask that only stockholders or their designated proxies ask questions. If you are called on by me, please begin by identifying yourself and the number of shares you hold.

Each stockholder who has complied with the applicable procedural requirements will be allotted two minutes to present his or her stockholder proposal during the formal part of the meeting and two minutes to ask questions at the Q&A session at the end of the meeting. As a reminder, questions should relate directly to the Company business and not to personal or individual measures. Copies of the agenda and the rules of conduct have been placed on your seats.

So as promised, Duncan, could you now give the CEO report? And may I again ask that all stockholders hold their questions until the appropriate time at the end of the meeting.

Duncan Niederauer: Thanks, Jan-Michiel. Thank you all for being here. This is going to be a little different than the normal annual shareholder meeting. Normally, we just report the most recent news from up here. We thought with everything going on it was much more appropriate to do a fulsome report on everything that is going on at the Company.

And as all of you, I think, noticed and as Jan-Michiel mentioned, we have rolled the Q1 report through to today so we announced our earnings earlier this morning. So without further ado I am going to give each of you a minute to read that slide and then that slide, and then we will move right into the presentation.

What we are going to talk about today I am really going to break down into three sections. The first section is going to be about the first quarter, a terrific quarter for the Company. We continue to execute.

The second section of the presentation is going to be really that this quarter comes as no surprise to those of you who have been with us for the last couple of years. It’s a continuation of everything that we have been doing.

And if you think about the beginning of our tenure here as a leadership team, 2008 and 2009 were about transforming the Company, getting us fit to fight the good fight. 2010 was about evolving and communicating our strategy and 2011 is really when we have been kicking into high gear.

And that will take us into the third section, which is the proposed merger with DB, which we believe is the accelerator. We believe not only is it consistent with the strategy we have talked about and articulated for the last couple of years, it is the difference maker. It is going to help us get to where we are trying to get to even faster.

And as you will see in the presentation, I hope, it should be fairly obvious that the two complementary sets of assets create a game-changing company in what is increasingly a global industry.

So first, a little bit on the first quarter. Those of you — many of you may have had a chance to see our results that we published earlier this morning, a terrific quarter by any measure. Whether you want to compare it to the Q1 results last year, if you want to compare it sequentially to Q4, it’s hard to argue with anything other than this was a great quarter.

Revenue is up against last year and last quarter. Expense is down against last year and last quarter. You can see operating income growing more than 20% versus last year, 40% versus the last quarter. And earnings and EPS 25-ish% versus last year, nearly 50% versus last quarter.

Margins continue to expand. We continue to operate the Company more efficiently, right on target. This was roughly about 10% to 12% above what the analysts were expecting, by the way. I think the analysts were at $0.60, $0.61 so we come in at $0.68. Really a terrific start to the year by any measure.

What we are also proud of is we had success across our portfolio. As you know, we have been talking about these three segments in our business for the last year or so.

Our derivatives business, a terrific quarter. Our cash trading and listings business, which I will get into little more detail on in a minute, a terrific quarter. And a record revenue quarter for our informations solutions services tech business, our commercial technology business and data business.

Now the first quarter, obviously we had some other things going on like announcing a game-changing merger that didn’t make this slide, but we had a terrific quarter in terms of executing the business just day-to-day. Because what we are committed to all of you is we are not taking our eye off the ball.

2011 we have got a plan, we are executing against that plan. And, yes, in the middle of the quarter we announced what we think is a game changer. That doesn’t give us permission or the right to not pay attention to what we have committed to all of you for 2011.

So I thought I would just hit a few highlights of the quarter to leave you with the impression that, while we are busy working on that, we are also executing very successfully against the plan that we have articulated. Probably the most significant introduction of the quarter was the introduction of the very innovative NYPC initiative. We have talked about this on many analyst calls. In fact, we talked about this at the annual meeting last year as we were beginning to work on it.

So we take our NYSE Liffe business, we get a medallion out of the CME Nymex deal to give us the right to operate a derivatives business in the United States. We start to build on that by listing a few products in the metals space and then subsequently in the [MSCI] Index space. And then we get together with some of the leading customers, with DTC, and with the regulators, and we do what I think is a great example of collaboration in the 21st century and we will talk about it later.

This is innovative, this is collaborative. We are out of the gate. We have only been up and running for a month. We are already at 2% to 3% market share in Eurodollars. Open interest, as you will see later in the presentation, growing, literally, every day and we don’t even have most of the clients connected yet.

So this really didn’t contribute anything to Q1 earnings, but I think it’s significant because it gives us another growth opportunity that we have invested in. Great quarter for Liffe volumes, great quarter for options volumes, and we are really well positioned to take advantage of that.

Shifting to the Cash Trading and Listings business, you will read some things in the press that say we are having trouble competing. The US isn’t competing for IPOs anymore. We are not sure who they are talking about because we were number one globally for IPOs in the first quarter by proceeds raised.

Last year we finished number three, only behind Hong Kong and Shanghai, and we were number two till the last couple of days of the year. But think of the amount of issuance of this going on in that part of the world and that is destined to continue to go on, and yet we are still punching right at that rate — right at that weight right with them. And for the first quarter we were number one.

In the US, about 60% of the deals have come our way, including several in the tech space, which is kind of new news for us if you look back at our history. 92% of the proceeds raised year-to-date listed on the NYSE. I will leave it to you to conclude where the other 8% went.

Two more companies have transferred to the NYSE; two more companies have announced they are transferring. That is 18 transfers to the NYSE in the last 15 months. We have had three companies move the other way.

In our European business, a terrific quarter year-on-year, a terrific quarter sequentially. We have also improved our margins and held our market share steady in the US business.

And lastly, in the Technology Services business, as I said, a record quarterly revenue. That continues to grow, on track for probably a — we think more than $500 million of revenue this year. We launched an MTF that we are operating for Goldman Sachs over in Europe. We finished the migration of all of our NYSE Arca businesses to the Mahwah datacenter. And although we can’t announce the name, we have our first major infrastructure sale to a truly Tier 1 financial services companies.

So the point of this slide is we are not taking our eye off the ball by any stretch. This was all what was going on in the midst of this great quarter that I just reported on.

You can see the benefits of diversification here. The Liffe business, as said, up about 30%. Options continues to grow year-on-year sequentially.

US cash pretty steady. Those of you in the room who pay more attention to that than some of the other businesses, you will know that it’s a pretty volume constrained environment right now. It’s hard to imagine getting back to the volumes that we saw a couple of years ago anytime soon.

Remember that just around the corner is the Citigroup reverse split. And for those of you that pay attention to the US markets that will be another volume dampener in that business, but you can see we are holding steady there. And European cash continuing to improve.

At the same time we have been doing all that — growing our business, investing in our business, investing in new initiatives — disciplined expense management continues. So you can see the trend from last year’s first quarter to the fourth quarter to this quarter. Expenses continue to come down and more importantly, as we promised, CapEx is coming down.

A lot of our CapEx two, three years ago was to finance the building of the datacenter so we could obsolete the other datacenters. That work is largely behind us. You can see the CapEx returning to more normal levels.

We have committed publicly that CapEx will come in at a more normal level of around $200 million or perhaps a tad less. We are well ahead of that for Q1; $36 million of CapEx, which is quite different than a couple of years ago. And on the right-hand side of the slide you can see that is translating to continued deleveraging for the Company.

So we finished Q1 at about 1.8 times. Q2 was always a very good cash flow quarter for us, so I would think certainly in the next quarter you will continue to have that number going even lower. So that kind of wraps up Q1.

Now for those of you who might think Q1 is a one-hit wonder, the next section of the presentation will tell you it’s not a one-hit wonder. It’s actually just simply a continuation of everything we have been doing for the last couple of years.

So this is a depiction of really the strategy we have been talking about for the last couple years. If you think about the center of what an exchange does, at the center of what we do is the markets. And no matter how we change our strategy, no matter what else we talk about, core to what we do is those markets that we operate. We believe that operating those important markets around the world it gives us the opportunity to get into these other businesses.

Now as you take that center of the circle and you go out — I know some of this may be hard to read — some of those businesses in that first edge of the circle are businesses that exchanges either have historically been in or it’s fairly easy for them to get in. It might be the listings business. It might be the fact that when you run the markets we run you naturally have a global client base on both the buy side and the sell side.

Because of the datacenters we have and the other technology assets we own, it’s easy to be a provider of more than just a matching engine or co-lo services. You can really be an infrastructure provider and obviously exchanges have always been in the data business.

So what we are trying to depict here is the part of the circle that is dark blue, those are businesses that we have either been in or have gotten into in the last couple of years and we feel like we have a very strong presence in those businesses. The sort of lighter blue is where we are trying to get there, like in the clearing business where we are trying to build out the post-trade portfolio.

And the gray areas are areas where we, as a company, as much as we have diversified, we are simply not in those businesses and yet we think people in our industry should be thinking of ways to get into those businesses.

So think of this as really a depiction of the value chain that we think an exchange can access if it creates its strategy correctly. We think this is evolutionary in our industry, we think it makes us unique from anyone else in the industry, and we also think it reduces the concentration risks so we are not as reliant on transaction businesses that, by their nature, are very cyclical.

A lot of this speaks to recurring revenue. It’s not quite just about today’s volumes. I can remember when I first got here a few years ago the only metric we really cared about on a daily basis was what was the volume in tape A, B, and C in the US equity markets. It’s a very different story right now because we have a much more bulletproof business model.

So I wanted to give a couple of examples because those are great words. It sounds good, it’s a pretty picture. We can use words like innovation, collaboration, and everyone could say, okay, that is interesting. Is it really coming to life, is it really real, or is that just an interesting articulation of a strategy?

We’ve got two examples on this slide that, in my mind, illustrate exactly what we are trying to doing and why we think it’s valuable and why we think it’s a differentiator. The first one I referenced on an earlier slide. It’s putting NYSE Liffe US together with NYPC.

So we leverage our existing derivatives franchise; we get together with some of the biggest customers in the industry. We work with the regulators, we work with DTC, and we come out with what I think is one of the most innovative developments in the derivatives markets in the US for probably my entire career.

This is a capitally efficient clearing model. It’s single-pot marketing and you will see us continue to build this business over the rest of the year.

Now the chart on the top right, we only started this about a month ago. Open interest in Eurodollars already up to nearly 100,000. Volume is fluctuating between 60,000 and 80,000 contracts a day. We think it’s the most successful launch in history in terms of trying to penetrate the interest rate derivatives business in the United States.

We have also launched Treasury futures. Not a lot happening there yet, but we think in the next cycle after the June expiry we should start to see similar growth in Eurodollars. Now this is happening with hardly anybody connected yet. Some of our partners in the enterprise haven’t even gotten fully connected yet, so we think we have got a big opportunity there.

Another example of that collaborative, innovative approach that we talk about, and to show it isn’t just words, is what we did with the Amex options business. We acquired the Amex options business as part of the Amex acquisition in 2008. If we wanted to assign a value to the options business, we would say it was roughly $100 million.

That business had just under 6% market share in options when we acquired it. It now has roughly 14% market share. That was done in concert with some of the leading liquidity providers in the business.

We put in the NYSE Arca technology. We used the floor that had been vacated, the old blue room to some of you former members; that is now the Amex options pit in the back. And that is another successful example of just changing things, making it better, innovating, collaborating, and look at the results.

We also think another great example of the strategy really coming to life is in our NYSE Technologies business. This is more than just being in the market data business. Every exchange is in the market data business.

What we are trying to say is between operating the markets, being in the data business, owning assets like NYFIX and Wombat, and then coupling that with state-of-the-art datacenters that are really mini ecosystems, it is very easy to be a provider like no other in the space. And the clients are starting to get it.

You look at the bottom right; we are not trying to be the matching engine provider to every exchange in the world. The relationships we have with Qatar, Tokyo, and Warsaw are deep, they are broad. They involve not only the matching engine, but really the entire exchange architecture — the safety network, the NYFIX network, the data distribution tools. And in the case of someone like Tokyo, for example, it’s even leading to cross listing of derivative products.

This isn’t about quantity, it’s about quality. And you can see getting business from people like Goldman Sachs, Jefferies, and Citigroup, we are starting to prove that this model of being an infrastructure provider, being someone that the sell-side can outsource to as they think about managing their own businesses, being someone other exchanges can count on to be their partner, not just their vendor, it’s really starting to work.

Now we have also been enabling the strategy by getting more and more productive. Left-hand side of the slide, headcount continues to go down 2007, 2008, 2009, 2010 yet we are doing more than we have ever done. Productivity per employee, we have gone from just under $700,000 to nearly $850,000 and you can see on the right-hand side of the slide where that leaves us.

Exchanges that are a little more focused on equities sort of in that $600,000 to $700,000; pure-play derivatives above $1.1 million per employee. We think the combination [DB1] and ourselves, if we get it right and we see the revenue opportunity, we think we are going to be punching more at the CME and ICE weight in terms of the $1,100, $1,200 — I am sorry $1.1 million, $1.2 million per employee if we can put those two companies together successfully.

Now we also want to be very conscious that a big part of efficiency is keeping a focus on our costs. If you think about the costs when we did the NYSE Euronext merger, the expenses of the company were just about $1.85 billion. Our guidance for this year is $1.65 billion, so $200 million lower.

But what we are trying to show on this chart — I didn’t to get into too much detail, but what this chart shows you is it’s not like we stood still in 2008, 2009, 2010. We bought the American Stock Exchange. We bought Wombat. We bought NYFIX. We invested in datacenters. We built out the safety network.

We re-insourced our technology in Europe. We built out the NYSE Liffe US platform. We invested in NYPC. We invested in some clearing initiatives in Europe.

And in spite of the costs associated with all those and the revenues associated with all of those, expenses have still gone down $200 million or so. And it’s really more like $700 million, because all those other investments were made — obviously NYFIX, Wombat, the AMEX had costs associated with them. So we think we have managed the costs quite effectively over the last two years and it’s starting to translate into results.

Here are the results going back eight or nine quarters. You can see this was the best quarter we have had since 2008, this quarter we just completed.

The market is also beginning to take notice. If you go back two years our multiple was around 9, our multiple is now 13. So we have been keeping pace, more or less, with the S&P and you can see, for most of the industry, multiples have gone up. Our multiple has expanded on a percentage basis more than anyone else in the industry the last two years and the shareholder returns, for those of you who have stuck with us the last two years, you would understand we have outperformed the industry.

To be fair this chart stops at February 8. You will remember the deal leaked on February 9. If you took this through the end of first quarter, you can add 15% to 20% to all these numbers. The stock is up about 15% or 20% since the deal leaked on February 9, since the merger leaked. But you can see, if you want to take a 12-month view, a 24-month view, we have been delivering total shareholder return.

So that is a little picture of kind of Q1 and then what the last two years have looked like and how the strategy is coming together. Now what I want to talk about to close before I turn it back to Mr. Hessels is why are we so excited about the merger, why do we think that is the accelerator? So I will go back to that picture I showed you a little while ago.

This is a picture of where we stand right now. So we have spent the last period of time with the Board really going back to 2009, thinking about all the possibilities in the competitive landscape. Who could we combine with? What could we think about? What do we think of our stand-alone situation, where there are opportunities to accelerate our stand-alone situation?

So if you go back to the slide I showed earlier with this picture, you understand where we feel we have a strong presence, where we are getting there, and where we are really not quite there yet by any stretch of the imagination.

So in our view, if you think about combining with the DB portfolio, we have a strong presence, literally, everywhere on the value chain. So why is that? It looks like a convenient color thing, right? It just fits in beautifully.

Think about the areas that changed from light blue to dark blue or from gray to dark blue. In our clearing businesses, for example, we think post-trade services are critical going forward to what an exchange is going to need to do. We were getting there on the clearing side. That was going to position us to be able to provide more capitally efficient solutions like NYPC, more risk management solutions which are becoming increasingly important.

Euronext has a world-class, real-time risk management system. It’s arguably the best in the world. We don’t have to build ours; we get that by combining these two companies.

Settlement in custody, collateral management, asset servicing — we didn’t really have anything in our near-term plans to get into that business. A very stable business. We think we can really help Clearstream’s business a lot by combining these two companies. That rounds out that part of the portfolio.

One of the other areas where we felt we were a little light was on the analytics side. The DB analytics business with its stocks franchise world-class. So from our point of view, if you think about this chart, not only does it let us expand the circle from the markets on out, it lets us really embed ourselves with our customers in a way that we couldn’t have before.

Whether it’s a buy-side customer, a sell-side customer, an exchange, you look at all the services we are now in a position to provide; no one else can provide these services. We can go have a conversation with a big sell-side customer or a big buy-side customer or one of the global exchanges around the world that I promise you no one else can have because we can bring all these assets, all these services to bear. That is what we think is so exciting.

Now what we are also excited about is it further diversifies the business. We get this merger executed the left-hand piece of this slide shows you what the revenue breakdown would be and how it’s distributed geographically. We are excited about the fact that it’s 30% in the US and 70% outside of the US. We think that is the right direction to be going in.

That looks like Coca-Cola, that looks like Procter & Gamble, that looks like GM. We think that is the future. If you are going to be an international company in an increasingly global capital markets business, you better have a diversified revenue base. Most of the opportunities, most of the issuance, it’s coming in the more emerging part of the world. Let’s get ourselves positioned to be in there now.

We also like the right-hand side of this slide. We are not dependent on one product anymore. We are not dependent on one area. The largest business is going to be less than 40% of our revenue, so no business is more than 40% and that Market Data & Technology business 14%, probably our fastest growing business.

So you can see we have got a nice rounded out portfolio, whether you want to look at net revenue contribution or EBITDA contribution. Now let me just talk about the four businesses this is going to leave us with, and we talked about a lot of this when we did the first announcement on February 15. Let’s start with the Derivatives business.

Think of the complementary nature of the two portfolios. We have got in-country equity derivatives; DB has pan-European equity derivatives. We have got the short end of the European interest rate curve; DB has the long end of the European interest rate curve.

You put those together, you put that in one clearing house, the single biggest thing we are to going to be able to deliver to sell-side customers right out of the gate once we get these two clearinghouses integrated — we think conservatively $3 billion of capital we will be able to return to the Street in the form of margin interest.

They have to post it in two different places now. Simply by putting these clearinghouses together and giving them appropriate and real-time risk manage offsets, $3 billion of capital goes right back to the Street. And with the intensity that they have with Basel III coming with the changes in their business, you can imagine how important that is to them.

In the meantime, we are going to be creating the most diversified derivatives business in the world. If you look at billions of contracts a year, futures and options, we will be the market leader. A terrific US options business, a terrific European options business, a terrific European futures business poised to be even more global.

On the right-hand side, we already talked a lot about the Cash and Listings business. We will be the biggest center of capital raising and issuance in the world. We already are; this makes us even stronger.

On the European landscape no one is dominant, but if you take our 17% market share, DB’s 11% market share, we will have about a 28% market share in the pan-European business. And you have got the LSE, you have got the BATS Chi-X combo who are punching at a similar weight, but we think we are very well-positioned there.

We have companies listed with the two exchanges combined from roughly 60 countries around the world, and the countries that DB services in terms of Central and Eastern Europe is the place where we would like to do better. So that is very complementary.

We have got Asia, we have got Latin America. They have got Central and Eastern Europe. 60 different countries listing on our capital markets platform with issuers around the world and it is a who’s who of leading companies around the world.

We have also got this terrific technology solutions business, our commercial technology business. You take in the DB analytics business, the stocks business, our safety network, our NYFIX network; this is just going to be a fantastic combination, there is no question about it.

Clearstream, I, frankly, have a lot to learn about. The businesses that I have grown up in have never really been focused on the settlement and depository part of the business.

It is a steady revenue generator; it is a steady earnings generator. And we think with the access we have got to our buy-side network, our sell-side network, our issuer network around the world we think we can really help Clearstream identify some new opportunities going forward.

So to conclude in the next few slides here, what do we think we can do with this company? We think this is going to be the best company in the industry and we think it’s our chance to really work together with our colleagues at Deutsche Boerse and prove to everybody that this really is everything we said it could be.

So on the top left we have got first-quarter earnings that both companies reported this morning. You can see nearly $0.5 billion just in this quarter in terms of net income. For both of us it was a great quarter.

They announced their earnings just before our call. Michael, correct me if I am wrong on this. Revenue is up 8%. Expense is down 9%. Earnings up 36% versus year-on-year. Costs down. Guidance down another EUR35 million for the year, accelerating some efficiency plans they already had in place. Just a terrific quarter.

Both of us beat the analyst estimates by 10% to 15%. Is that right, Mike? So a terrific quarter. We haven’t given ourselves any credit for that on the top right. Those are still the analysts’ estimates for full-year results for 2011, even though first quarter was better for both of us.

And then you can see on the bottom right these are two dividend paying companies that pay out — that $885 million is roughly a 50% payout on last year’s earnings. So I think you have got two very steady, dividend-paying companies in the mix here.

So what do we think we can do — that is how we are doing stand-alone. What do we think we can do with this company?

First, we are working very hard to get all the regulatory boxes checked. You can imagine how many approvals we have to get around the world. We have been working feverishly since February 15 to make a lot of progress on that.

We have had meetings with over 100 policymakers. We have met with key government officials and regulators all around the world. We have had our initial meeting with the DOJ. We are already in second-request mode with them.

Our college of regulators, which is the five European regulators who oversee us and the businesses we operate in Europe, we have had several meetings with them with many more planned in the coming weeks. We have had our initial CFIUS meeting.

We filed our F-4 with the SEC. And we have been working very closely with the competition authorities in Brussels who have committed to us, and we are working very collaboratively with them on almost a daily basis. We will make our final filing by mid-June and that keeps us on track for a 2011 closing for the merger.

Now while we are busy doing all that with one team, another team has been working hard on the integration. Remember that when we went into this in February we had not spent as much time as we could have, because our view was taking three or four more months, doing a deeper dive on synergies, bringing a lot more people into the loop, we did not think that was sensible. We thought we would have plenty of time between announcement and closing to get hard to work on figuring out where the synergies should come from.

So we now have integration teams working together, five or six people on both teams. They spent two or three days together in Frankfurt last week. They continue to validate and quantify the synergies.

What they have come up with, really in the last couple of weeks, I am about to show you is an increase in the synergy target that we first announced and a slight acceleration of when we think we can deliver them. We believe, of the synergies we can achieve, roughly a third in 2012, a third in 2013, a third by the end of 2014.

So our initial guidance on this was roughly EUR300 million. We are moving it up to EUR400 million and on the right-hand side of the screen we feel we owe everybody a clear explanation of where that increase came from.

One of the key decisions we have made in the last couple of weeks that we had not made on February 15 was could we find our way to a common trading and clearing infrastructure. As I learned when I first got here, people get very emotional about their technology that they have built. They are proud of it, they are excited about it, and their general feeling is, you are right, we should try to get to one platform and as long as you pick mine I am totally okay with that.

So what you have to try to focus on with everybody is there is no winners and losers in this. The clients will want us to get to a common architecture. It would be better if we got there sooner rather than later. I, personally, elected not to push that before February 15. I could see that not everybody was ready, really on either side, to make that decision.

So I think the biggest thing the integration teams accomplished last week is we can get to a common trading and clearing architecture infrastructure. That means a common customer gateway to get into the house, a common trading platform which will evolve over time for both cash and derivatives, the world-class clearing systems that we get with Eurex and then the datacenter decisions are still to be made.

Quite frankly, in the US it’s a lot easier. Our friends at DB have nothing like Mahwah so that is an easy decision in the US. In Europe it’s a little harder, because, as proud as we are of Basildon, they are equally proud of the datacenter that they have in Frankfurt. So we have still got work to do there.

There could be more to come there, but I think really the biggest change in the synergies in the last couple of months has been going to the common trading architecture and being able to go deeper in the organization. We hadn’t really looked down deep in the organization when we announced the merger. We figured we would have plenty of time to do that and now we are finding more and more savings in corporate areas as we go down.

We haven’t really changed the clearing synergies. Our view was we were working on it, no reason to continue; they have a world-class clearing system. I think that is going to serve us very well.

The other thing I really want everyone to focus on is we are creating a company that is just going to have more financial flexibility than anyone in our industry. If you think about where we are going to end up, just the pace we are on right now, we will be in the neighborhood of 1.3 times levered at the end of 2011 before we put the two companies together. So before we have a chance to extract any synergies, run the Company more efficiently, we should be at roughly 1.3 times by the end of the year.

Now that includes the two companies, remember, paying a nearly $900 million dividend along the way if both companies just maintain their existing dividend policy.

If you think about where we should be at the beginning, as early as the end of 2012 we will be less than 1-to-1 debt to EBITDA. And again, if the companies just maintain their dividend policy, it would be a dividend in excess of $1 billion next year. What we try to show on the bottom of the page is we will have plenty of flexibility.

If we want to be a 1 times levered company, we will have $1.7 billion of flexibility. If we are happy at 1.3, we will have $2.8 billion of flexibility. The Company will be positioned to focus on shareholder value, be it in the form of traditional things like buybacks and dividends or to be able to invest in new growth opportunities around the world and at all these different asset classes that we have positioned ourselves to do. Pretty exciting.

Now what could that lead to? We have done some sensitivity analysis here to kind of depict what the path to value creation could be. I won’t spend too much time on this slide but this is an important take away.

Top two numbers are simply what the analysts think we are going to make this year and the next line, the $532 million, simply says as you get the synergies out on both the expense side — and remember we have committed to EUR100 million of revenue synergies, more work to do there. We think we can find more there, but I think specifically I am going to stick with EUR100 million for now because that is going to be easy to get. Most of them will simply come from the clearing integration.

You take the after-tax benefit of those synergies and it’s not hard to envision us as a company that earns $2.4 billion after taxes.

NYX shareholders’ share of that is 40%. You see the $960 million on there. With our current shares outstanding that translates to something like $3.67 a share. Now our current multiple is 13. If you stick with that multiple of 13, you are thinking about a stock in the mid to high $40s.

And if you believe that by taking these two companies putting them together, we could have some multiple expansion, which we believe is another way to create shareholder value, we don’t think that is out of the question either. But even if our multiple just stays at 13 you can see we are a mid to high $40s stock and we are well on our way to really be able to create value.

So we are going to work with the analysts very closely. We think we need some of the analysts to work with us, and they have been great so far, to really work on models to help us to be as transparent as we can be about all of this.

You can see what it could mean for dividend policy too. If you believe both companies are just going to maintain this 50% payout ratio, it’s $1 billion next year, it’s $1.2 billion as we grow into the synergies and as we build out the Company. So you can really see there is plenty of opportunities to create value for our shareholders. We remain intensely shareholder focused.

So in summary, before I turn it back to Jan-Michiel, a terrific first quarter that shows we continue to execute, really just driving the business forward, executing the strategy. We are committed to continuing to do that.

We haven’t let anybody down; everything we say we are going to do we are going to do. We have over-delivered on the synergies in NYSE Euronext. We have over-delivered on the synergies on Amex. Everything we have done we have over-delivered.

We love our strategy, we love standing alone. We think we could not have found a better partner than Deutsche Boerse as we surveyed the landscape to accelerate that strategy, and we believe that deal is absolutely actionable.

Between now and July 7 on the shareholder vote we will be accessible. We will talk to anybody who wants to talk to us. We will be meeting with shareholders and we will be listening to the questions they have for us, and we will be talking about what we think is a compelling value creation opportunity.

So I thank everybody for listening to me. You can tell how excited we are about not only the quarter, but the last two years and what the future holds. So thank you all for being here today.

Jan-Michiel, I will turn it back to you. Thanks.

Jan-Michiel Hessels: Thank you very much, Duncan. You hear — it was a terrific, impressive presentation and certainly enough material for the later question-and-answer session. But we first will turn now to the formal business of the meeting.

Anyway the Euronext Corporate Secretary, [Jennifer Ginnis], will serve as secretary of this meeting. At this time, the secretary will present the affidavits regarding notice of this meeting. Mrs. Secretary?

Jennifer Ginnis: Mr. Chairman, I submit the affidavit attesting to the fact that on March 18, 2011, notice of this meeting was given to the stockholders. In addition, there is present at this meeting a certified list of those stockholders eligible to vote. I also state that representatives of MacKenzie Partners, who have been appointed by the Board to act as Inspector of Elections at this meeting, are present and they have taken their oaths.

Jan-Michiel Hessels: On behalf of the Board of Directors, I would like to thank stockholders who returned their proxies. We have a proxy committee that votes proxies as instructed by the stockholders or, if no instructions are given, votes as recommended by the Board of Directors. The proxy committee is comprised of myself, Duncan, and Marsh. Do we have a quorum?

Jennifer Ginnis: Yes, Mr. Chairman, we have a quorum. Holders of at least 207,530,617 shares, or 79.44% of the Company’s outstanding shares, are present in person or by proxy and we may proceed.

Jan-Michiel Hessels: That is a quorum. Thank you. We begin with matters requiring stockholder action that are set forth in our proxy statement.

Item 1, first proposal is the election of 16 Directors each of whom has been recommended by the Board. At this moment, I would also like to note that Jean-Francois Theodore, one of the architects of Euronext and one of the very principal contributors to our merger here, is not standing for reelection for the 2011/2012 term. He provided invaluable expertise and vision to the Company and we are grateful for his service to the Company and its stockholders.

The Directors who are standing for reelection include Duncan, Marsh, myself, as well as those whose name I will now call. Directors, could you please stand as I call your name.

Mr. Andre Bergen, Mr. Ellyn Brown, Ms. Patricia Cloherty, Sir George Cox. Tell everybody if you are going to the royal wedding, George, or not. Secret, sensitive information. Mr. Sylvain Hefes, Duncan McFarland, Jim McNulty, Ricardo Salgado, Bob Scott, Jack Tai, Rijnhard van Tets, and Sir Brian Williamson.

In addition, we have one Director nominee who is standing for election at this time and for the first time. It’s Dominique Cerutti, seated to my left here.

The proxy statements list all the nominees and describes their backgrounds and unique qualifications. No other individuals have been nominated in accordance with our certificate of incorporation and bylaws and I declare the nominations closed.

Unidentified Audience Member: (inaudible – microphone inaccessible)

Jan-Michiel Hessels: No, you cannot. As set forth in the proxy statement the Board has recommended a vote for each nominee.

The second item is a proposal by the Company to rectify the audit committee’s appointment of PricewaterhouseCoopers to serve as our independent auditors for our fiscal year ending December 31, 2011, and I hereby introduce the proposal. As set forth in the proxy statement, the Board has recommended the vote for this proposal.

The third item is a proposal by management to adopt simple majority voting for certain provisions of our certificate of incorporation that currently require an 80% stockholder vote to amend, and I hereby introduce the proposal. As set forth in the proxy statement, the Board has recommended the vote for this proposal.

You may recall at our 2009 and 2010 annual meetings of stockholders our stockholders were asked to vote on stockholder proposals requesting the Board to take the steps necessary to replace the stockholder supermajority voting provisions in our charter and bylaws with simple-majority voting provisions. These proposals successfully passed at the 2009 and 2010 meetings.

The only stockholder supermajority voting provisions in our charter and bylaws are those governing the amendment or appeal of specific governance and control-related provisions discussed in detail in our 2011 proxy statement.

After considering our regulators’ position, specifically the European College of Regulators views, with respect to the supermajority provisions and the results of the stockholders’ vote at our 2009 and 2010 annual meetings, the Board determined that it would be in the best interest of the Company and our stockholders to take all steps within its powers to eliminate the supermajority provisions if the College of Regulators indicated that it would not object to such elimination. They have the final word.

Today then the Board is proposing approval of the proposed amendment and restated charter amendment as set out in the 2011 proxy statement. The relevant bylaw amendment was already approved by the Board and our regulators earlier this year. If approved by our stockholders, the proposed charter amendment will be filed for regulatory approval.

I can assure you that the Board believes that it is taking all the steps within the scope of its authority to respond to the concerns regarding supermajority voting as expressed by our regulators and our stockholders.

That brings us to the fourth item, the say-on-pay vote, the advisory stockholder vote on executive compensation. Stockholders are being asked to vote on the following resolution — resolved that the stockholders hereby approve the compensation of NYSE Euronext executive officers named in the summary compensation table as disclosed pursuant to Item 402 and Regulation S-K, which disclosure includes the compensation discussion and analysis and the compensation tables [ordinary] executive compensation disclosures.

As set forth in the proxy statement, the Board has recommended a vote for this proposal. We seek your support and think that this is appropriate because we have a comprehensive executive compensation program that is designed to link our executive’s compensation as closely as possible with the Company’s performance and to align the executive’s interest with yours as stockholders. Although this proposal is not binding upon the Company or the Board, we certainly will carefully consider the stockholder vote on this matter.

Item 5 is the say-when-on-pay advisory vote, which determines the frequency of the advisory vote on executive compensation. As set forth in the proxy statement, the Board is not making a recommendation on whether the say-on-pay vote should occur every single year, every second year, or every third year. Though the vote is non-binding, we would like to consider the view of you, our stockholders, before making a determination about how frequently to hold a say-on-pay vote. That is why you can vote on it.

The sixth item is a stockholder proposal from Mr. [Kenneth Steiner] regarding the power to call special meetings. At this time, I call upon Mr. Steiner to present his proposal.

Mr. Steiner, may I remind you that there is a two minute limit and we ask at this time you confine your remarks to your proposal and save any additional remarks, which you will have some, for the Q&A session at the end of the meeting. Mr. Steiner, please proceed.

Kenneth Steiner: Mr. Chairman, my proposal is on page 70. I am Kenneth Steiner; I own 1,000 shares. I am proposing that we be able to call special shareholder meetings and the proposal is as follows:

Resolved shareowners ask our Board to take the steps necessary unilaterally to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock the power to call a special shareowner meeting. Special meetings will allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings.

I believe that the merits of the special shareowner meeting should be considered in the context of the need for additional improvements in our company’s corporate governance, which are stated in the supporting statement which everybody can and should review. I think they are very meaningful and I urge everybody to vote for the proposal.

Jan-Michiel Hessels: Thank you very much. As set forth in the proxy statement, the Board has recommended a vote against your proposal. But we haven’t voted yet.

Item 7, the seventh and final item is also a proposal by Mr. [William Steiner], a stockholder, regarding the ability of stockholders to take action by written consent. The Kenneth Steiner — Mr. Kenneth Steiner, sorry, has been designated to speak on behalf of Mr. William Steiner. May I call upon Mr. Steiner to present this proposal?

Kenneth Steiner: Mr. Chairman, this is proposal number seven on page 71. Resolved shareholders hereby request that our Board of Directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting in which all shareholders entitled to vote were present and voting.

I believe that taking action by written consent in lieu of meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. Various studies have supported the concept that this and other empowering governance features enhanced shareholder value.

I believe that this proposal has won great support at other companies and I believe it would be a fine addition at our company, especially if we take notice of other flaws that I will discuss later in our corporate governance. But I believe that our shareholders should be able to act by written consent.

Everybody can review the supporting statement and I strongly urge you to vote for this proposal.

Jan-Michiel Hessels: Thank you very much, Mr. Steiner. As set forth in the proxy statement, the Board has recommended a vote against this proposal.

The polls are now open and we will proceed to the voting, but if there are any questions related to the specific items that will be voted now, you can post them. And I remind you again that there will be a general Q&A session after the official part of the meeting. So please restrict your questions to the items that are to be voted upon now.

+++ q-and-a

Unidentified Audience Member: Somebody will have to hold the microphone, I have my hands full. Somebody hold the microphone for me.

I am Evelyn Davis, editor of HIGHLIGHTS AND LOWLIGHTS, and I think appropriate at this time people should know I am an upper-class, [Barneveld], Holocaust survivor. It’s something you never forget when we have the thing here about the Germans they are wanting to be the part of now.

I am also — but I do have a question here. Why didn’t — Duncan, why didn’t you speak to Mr. Griefeld and discuss this? Now you can turn him down. I spoke to him; I had him send me his propaganda. I don’t think — I don’t want to have anything to do with them. All right, but I did talk to him. I talked to him —

Jan-Michiel Hessels: Mrs. Davis I have to interrupt you. I specifically asked you to limit your questions to the items that we are going to vote upon.

Evelyn Davis: (multiple speakers) Directors and there is no other company that they don’t let you speak separately on Directors and accountants. Know I have stock in 80 companies. No other company doesn’t let you speak on these items one by one, only here.

Now Jan-Michiel, he is of Dutch origin just like me. I am surprised at you and I have to go through this sort of similar thing when Daimler took over Chrysler, but I must say that the Germans went out of their way to be nice to me at their meeting in Germany.

Jan-Michiel Hessels: Mrs. Davis, we are both stubborn people. I will now cut you off and you can come back with all the questions you want to ask about the intended transaction with Deutsche Boerse in the part of the meeting that we reserve for it. But this moment there will only be questions or comments on the items that we are voting about. Thank you very much.

Evelyn Davis: (inaudible – microphone inaccessible)

Jan-Michiel Hessels: If there is another question on the items that we will have to vote upon. If not —.

Evelyn Davis: (inaudible – microphone inaccessible)

Jan-Michiel Hessels: That is relevant. Don’t be afraid of her.

Evelyn Davis: I have never been afraid of anybody, you know that.

Jan-Michiel Hessels: No, no. I was talking to him.

Evelyn Davis: All right, all right. So I have never been afraid of anybody or I wouldn’t be standing here today. But the accountants, I feel this whole thing has been nothing but a windfall for lawyers, accountants, PR people, and others.

What were the legal fees so far and for lobbyists? They are having a field day; they never had it so good. They are going to stretch this as long as they can, because once this is settled the clock will stop. So far what have been the legal fees?

Jan-Michiel Hessels: Your question is why are we — we appointed them or what (multiple speakers)?

Evelyn Davis: [What will be a constant stamp that is] in the books, how much we are spending on this?

Jan-Michiel Hessels: Okay, that is a question I think we can answer that. Should we ask our CFO to answer that question? Get a microphone.

Michael Geltzeiler: In total in the first quarter — in the first quarter we announced that we have spent $15 million in total on the merger.

Evelyn Davis: $50 million?

Michael Geltzeiler: 1-5, $15 million.

Jan-Michiel Hessels: $15 million.

Michael Geltzeiler: For everything, for the M&A investment advisors, for lawyers, for accountants, for PR, etc.

Evelyn Davis: Well, that is so far and I mean this is just (inaudible) to tell you not to settle this because then the clock stops ticking. And what about the lobbying fees?

Michael Geltzeiler: Well, I was going to say, most of their fees for the transaction are contingent on the transaction actually closing. So although we have paid that so far in the first quarter, again, most of the fees are success based, based on whether or not the transaction —.

Evelyn Davis: And now on the Directors, were they unanimous to vote on something or not vote or not to listen to Mr. Griefeld’s views?

Jan-Michiel Hessels: That is a different matter, but you know from the press releases that this Board of Directors has still so far always voted unanimously. Any other questions on that agenda?

Evelyn Davis: (inaudible) at least any discussion amongst the Directors about this deal?

Jan-Michiel Hessels: Sorry, that is for the general Q&A session if you want to ask that question. We limit it now to the agenda [items].

Evelyn Davis: That is what you said. This is the only company —.

Jan-Michiel Hessels: And I now have to shut down the microphone. I am sorry; you are a very appreciated shareholder. You are unique, but you are stubborn, I am stubborn. We both have to play by the rules.

Unidentified Company Representative: We will come back in Q&A.

Jan-Michiel Hessels: We will come back, don’t worry.

Unidentified Company Representative: We will come back in Q&A, Evelyn. Go ahead, sorry.

Jan-Michiel Hessels: Where are we now? Mr. Steiner, thank you.

Kenneth Steiner: I am going to make a short statement. You can take it, if you want, in the form of a question so you can address the concerns that I am raising. But I voted against the Directors, and I will say I appreciate some of the changes you have made in governance in response to some of my proposals in the past and the performance of the Company in the recent year.

But I believe that these Directors have not done the appropriate thing with regard to the merger. We have our shares now being sold or converted at a very low and cheap price and their complete lack of any kind of meaningful premium. I believe that there was a lack of consideration and/or the ignoring of alternate bids and transaction possibilities, which we didn’t even have the opportunity to consider as shareholders.

There is a huge breakup fee, I believe over $500 million, that we would have to pay if this transaction doesn’t go through that we have had no choice on. This acts as a deterrent to better offers and I believe it’s a huge waste of our money. I believe that the Company is now selling off or merging its shares at a very low price in relation to its earnings and other multiples, especially in light of where the stock market is today.

So again, with all due respect, I am going to say that I assume that the Directors have their opinion and I have mine. But I will say that, in my opinion, based up on everything that I have heard, everything I have read, I believe that this merger is grossly unfair to the shareholders —.

Evelyn Davis: (inaudible – microphone inaccessible)

Kenneth Steiner: All right. I am not finished and I am keeping it under two minutes, please.

Jan-Michiel Hessels: You are still under two minutes.

Kenneth Steiner: Thank you. I voted against the Directors. I believe that they should be removed and replaced with those who can get us the appropriate value for our shares. Thank you.

Jan-Michiel Hessels: Thank you for your explanation and we will do everything within our capabilities to make you change your mind, even if you would have voted against us before.

Any other comments on the agenda points? No. That means that the polls are now open and we will proceed to the voting. If you would like to vote here by ballot, please raise your hand and an usher will deliver a ballot to you.

Evelyn Davis: I would like a ballot.

Jan-Michiel Hessels: You would? Get a ballot.

Evelyn Davis: And you didn’t cut him short, but you cut me short. You don’t like women?

Jan-Michiel Hessels: He stayed within two minutes, Mrs. Davis.

Unidentified Company Representative: Now come on, he was talking about the Board. We will come back to you.

Jan-Michiel Hessels: Also, if you have already voted by proxy, either by mail, phone, or Internet, there is no need to vote by ballot now unless you wish to change your vote. Mr. Steiner, your last chance.

Evelyn Davis: (inaudible – microphone inaccessible) (multiple speakers) I would like a ballot.

Unidentified Company Representative: Everyone needs one up here.

Evelyn Davis: I don’t have a ballot.

Unidentified Company Representative: We will get you one. We will get you one, Evelyn.

Jan-Michiel Hessels: I guess it’s almost time to close the polls. Has everyone had an opportunity to vote? And if you have completed your ballot, please raise your hand and an usher will collect it. And I will wait until no more hands are raised.

Evelyn Davis: (inaudible – microphone inaccessible) (multiple speakers)

Jan-Michiel Hessels: Okay. Are there any hands raised? Any ballots to be returned still? I see no more hands up in the air. Yes, in the back there.

Can I close the polls? No, okay. Can I close the polls? That seems to be the last one. Thank you very much. Polls are now closed.

While the inspector is counting the votes, I would like to introduce the NYSE Euronext management committee to you. As noted before, Duncan is, of course, CEO, Dominique Cerutti is President, Deputy CEO, but the following members are also — following people are also members of the NYSE Euronext management committee. Please stand as I call your name.

Roland Bellegarde is not here I believe. He is working in Paris, as he should be. Andrew Brandman, EVP and Chief Administrative Officer. Mary Brienza, EVP and General Auditor. Philippe Duranton, Group EVP and Global Head of HR. Michael Geltzeiler, Group EVP and CFO. John Halvey, Group EVP, General Counsel.

Garry Jones, Group EVP, Head of Global Derivatives, who is working in London. Luis Laginha de Sousa who is Chairman and CEO of Euronext Lisbon. Catherine Langlais who is General Counsel of Euronext in Europe. Larry Liebowitz, Chief Operating Officer, known from local TV here.

Vincent Van Dessel, Chairman and CEO of Euronext Brussels. Where are you? He is in Brussels, good news. And Cees Vermaas, CEO of Euronext Amsterdam is here.

Okay then we, hopefully, can go to the preliminary voting results. Is the inspector ready to present his report?

Unidentified Company Representative: Yes, I am. Due to the volume of proxies and ballots it will take until tomorrow to verify the votes and tally the final account. However, based on the proxies tallied and verified prior to the meeting, I can confirm that a quorum is present and that each of the director nominees has been elected.

The appointment of PricewaterhouseCoopers as independent auditor has been ratified. The management proposal to adopt simple-majority voting in the certificate of incorporation was approved. The say-on-pay vote, the advisory stockholder vote on the executive compensation, indicates that the stockholders have approved the Company’s compensation arrangements.

The results on say-on-pay vote, the advisory stockholder vote on the frequency of the vote on the executive compensation, are as follows — 83.82% of shares voted for one year, 1.34% voted for two years, and 14.85% voted for three years. The stockholder proposal regarding special meetings has been approved and the stockholder proposal regarding action by written consent has also been approved.

Jan-Michiel Hessels: Thank you very much. The final vote results will be posted on NYSE Euronext’s website as soon as possible in the Investor Relations section and timely reported on a Form 8-K filed with the SEC. And I am sure you noted that the Directors have all been reappointed and, based on our preliminary estimates, all have been reelected by well over 80% of the votes cast. So that is good news for us.

There is also good news for Mr. Steiner. His — both proposals were adopted by the shareholders. Congratulations, Mr. Steiner. And on the frequency on say-on-pay there is a strong preference to do this every year.

I think we now have concluded the legal meeting requirements and I hereby declare the formal meeting adjourned, but the meeting is not over yet. We now come to the question-and-answer session. But before we begin I want to address a question that is clearly on the minds of our shareholders right now, why won’t the Board agree to meet with NASDAQ and ICE regarding their joint proposal?

Evelyn Davis: That is a fine question.

Jan-Michiel Hessels: We are two of a kind.

Unidentified Company Representative: We knew you were going to ask it, so let us address it, and then if you still want to talk about it some more we will, Evelyn. Is that okay? So let Mr. Hessels —.

Jan-Michiel Hessels: So again the question is — the important question for all of us is why won’t the Board agree to meet with NASDAQ and ICE regarding their joint proposal?

As the Chairman of this Board, I want to assure you about throughout the process the full Board has intensely focused on creating real value for our shareholders, real value for our shareholders. As part of this process, we have carefully considered whether to engage in discussions with NASDAQ and ICE, but the Board has unanimously determined this would be the wrong thing to do for a number of reasons.

First, as you have just seen from Duncan’s presentation, the Deutsche Boerse combination offers compelling value to our stockholders. You have seen it in terms of equity trading value, in terms of recurring dividend stream, strong balance sheet to start with, and we haven’t even mentioned yet, it came up this morning, the very strong performance of Deutsche Boerse. We feel that the Deutsche Boerse share is a very strong, undervalued share based in a very strong currency area, and that should all be good for the exchange value.

So point one is compelling value on our side. Point two, NASDAQ ICE proposal is fraught with unacceptable execution risks. Their proposal is illusory. We simply do not think that they will get the necessary approvals to complete this transaction, and we can go in more detail on this during the Q&A session.

Finally, we believe their request for a meeting is a tactic principally designed to be disruptive to our combination and, therefore, we see no basis for which to meet with them. We are making substantial progress, as Duncan also explained, towards closing our combination and we remain focused on shareholder value creation. We look forward to continuing our dialogue with you in the weeks leading up to our July 7 shareholders meeting and we thank you for your continued support.

With that if you wish to ask a question, raise your hand, wait to be acknowledged, and please identify yourself and the number of shares you own. And restrict yourself to two minutes. Go ahead. Mrs. Davis?

Evelyn Davis: It’s Mrs. Davis; I have had four husbands. I am the owner of 200 shares and, like I say, I did talk to Mr. Griefeld briefly and I had him send me his propaganda. Now I read this stuff and all of that and I have come to the conclusion that this is not good for the shareholders but I listened to his viewpoints.

This is the thing, and the Board should have listened to him just like me and considered people like me. I am not the most prominent independent shareholder in the world and I listened to his stuff and I don’t want it. But I didn’t say no, I don’t want to listen to you, I am predetermined.

One of the reasons, too, I think when I read his stuff — like they have the Baltic country stock exchanges, like (inaudible) from the Baltic countries. I mean they are not in our league, those sorts of things. They have very few rich people there. They have some other low class, low income areas where they have stock exchanges.

We are in the upper-class stuff and this is absolutely ridiculous. But then in Scandinavia he has some, but they are not in the premier class. They are not the first-class exchanges.

Now I would like to know, too, whether we had, before we talked to the Germans and decided on that, have we talked to some other upscale exchanges like Singapore or Mumbai, which used to be called the Mumbai Exchange, Sao Paulo, Singapore. Have we had any discussions with them?

Jan-Michiel Hessels: Thank you for your question. Let me start and then I will turn over to Duncan here. At almost every Board meeting we talk about strategy and we look at the competition, we look at the market developments, we look at the global capital market developments, and we look at who could be — add to our value, basically, and what combinations could be the very best.

That is happening almost every Board meeting. And I can assure you that before we selected Deutsche Boerse to engage in discussions with we had a complete overview of the field. Duncan, you can give color here.

Evelyn Davis: Did you also talk to Milano?

Jan-Michiel Hessels: Milano is already in bed, if I may use that expression, with London.

Evelyn Davis: They are? Well, I said last year you should talk to them. You might have been able to get them. Now that is an upscale —

Jan-Michiel Hessels: Duncan, go.

Evelyn Davis: That would have been an upscale (multiple speakers).

Duncan Niederauer: All right, Evelyn, I will make you a deal — I will make you a deal. Since you stuck to the two minutes, I will limit my response to two minutes. How is that? Because she did come in under the two minutes.

So let’s just go through some of the ones you mentioned, because as Jan-Michiel said, we talk about this at every meeting. We consider all the options around — Sao Paulo, the BM&FBOVESPA, about 50% larger than we are on a market cap basis, a higher multiple, and already a pretty tight relationship with the CME. So I think — we didn’t really think there was much actionable we could do.

Someone in the group will help me remember, the LSE acquisition with Italy was three years ago? Something like three years, four years ago, two years ago? LSE acquired Milan quite awhile ago, so Italy has been off the table. Singapore was engaged with Australia, and remember Singapore is roughly our size at a much higher multiple. And we think much more of a successfully run exchange but not nearly as diversified as DB.

And a lot of the Asian exchanges, and let’s include India in that, would be very interesting but they are really — there is nothing actionable now. Many of you in the room will remember we had a 5% stake in the National Stock Exchange of India, which is their leading exchange. We ended up getting out of that stake and selling it because we just didn’t think there was much to do there.

I think Asia is the long-term opportunity, but none of those exchanges are really available to be involved in any M&A at this point. So all under consideration.

Evelyn Davis: (inaudible) Duncan, we all love to have you here forever but you know the Germans don’t keep their word. Now how do we know — and the 60% of the stock. So if they have to bump you, they want to tell you, Duncan, you are no longer — we are going to put in one of your people. There is nothing to prevent them.

They don’t keep their word. Just like I said, we were in the Barneveld group, an elite group of 750 (inaudible) you just throw them all (inaudible) and they didn’t [leave]. They were going to keep us in castle, the Barneveld Castle in the Netherlands, that they sent us anyhow to Westerbork and (inaudible).

Now we were treated better than other people but it was still bad enough. They don’t keep their word; it was still bad enough. So I am trying to say, how would we know they are going to keep Duncan?

And another thing too, remember Alcatel-Lucent that was a French company, European. They told Pat Russo, she was a friend of mine [from Europe], and she was the CEO of Lucent. And they’ve promised her she would remain CEO as long as she wanted to, yet after one year they got rid of her. They put in one of their people. Now, Duncan, how do we know they are not going to double-cross you?

Jan-Michiel Hessels: Thank you for your question.

Evelyn Davis: I want an answer to that.

Jan-Michiel Hessels: No, you won’t get an answer to that. The relevant question I think is how will we keep the talent and the energy of Duncan dealing with our German partners.

I think the answer there is point one, he is vital and we realize that is he is vital to the success of this joint combination. And he is committed to act as CEO, deliver the synergies, and be very heavily involved also in the strategy there and the daily operations. He will sign a new contract for that for four years, that is all in the combination agreement.

As you say, 60% of the Company is German. That is not entirely true. Based on the present market caps, the exchange ratio is 60/40 but in the governance, in the management structure, there is much more of a balance situation with a very international Board, a very international management committee. And don’t forget, at this time, about 60% or 65% of the total shares are owned by non-German investors.

How that will develop we don’t know, but in the end — a lot of them in the US of course. In the end it’s the shareholders, according to Dutch law, and this will be a Dutch [stock co] who decides who is in the Board and who is CEO.

Evelyn Davis: Where is your meeting going to the held, in Frankfurt?

Jan-Michiel Hessels: No, it will be (multiple speakers) in the Netherlands because that is where the (multiple speakers).

Evelyn Davis: So do you mean we are not going to have any more New York meetings?

Duncan Niederauer: We will have New York meetings.

Jan-Michiel Hessels: No shareholders meetings in New York.

Evelyn Davis: Not anymore?

Duncan Niederauer: We will have some Board meetings.

Jan-Michiel Hessels: But Board meetings, yes.

Evelyn Davis: But that is not —

Duncan Niederauer: Come to one of our Board meetings.

Evelyn Davis: Well, they should have the shareholder meetings here every year, this is ridiculous, not in my native France or any other European country.

Duncan Niederauer: You should give someone else a microphone, Evelyn.

Evelyn Davis: Just my final comment. I love Duncan very much here but there is one place I would like him even better and that would be at Goldman Sachs. He is a former partner there and, believe you me, we have to be sure everybody — a week from Friday we have the Goldman Sachs meeting and the Board there finally listened to me. You remember last year at Goldman Sachs that Lloyd Blankfein, I call him Lord Goldmine, should get out —.

Jan-Michiel Hessels: Okay. I think this is out of order. Thank you. You are running over time and it’s not longer relevant to the meeting. Thank you very much.

We will go to the gentleman here —

Duncan Niederauer: Thanks, Evelyn.

Jan-Michiel Hessels: — for the next question. Yes, please.

James Rothenberg: James Rothenberg, I am the managing member of Complex Enterprises LLC and the enterprise owns in excess of 50,000 shares. A couple of comments.

First, market structure. We have a major defect that is ongoing. Based on FCC rules, stocks can decline 30% a day before trading is terminated. That means in three days the markets could be down 90%, in four days 99%.

The commission has refused to consider derivatives in connection with short-selling rules.

This is a matter of very significant urgency. I understand Dodd-Frank priority at the commission, but it is very important that — we had a hint the other day with the potential Saudi oil interruption that we could have a significant interruption. I don’t think anyone favors a structure where that event could occur, and it has to be changed and it has to be changed quickly.

I suggest no more than a 10% decline a day and then stop trading to give at least an opportunity for the markets to stabilize. Under the present structure it may not be able to do so.

Now let me turn to the Deutsche Boerse. I support it and I think — for the reasons that Duncan has given, but I think there is additional measures that have to be taken. First of all, while the Directors have a fiduciary duty to the shareholders, the investors, particularly institutional investors, have a fiduciary duty to their shareholders.

The comment by T. Rowe Price yesterday was quite significant, noting — and they are the larger shareholder as disclosed in the proxy statement — a 15% difference in price is significant. It’s significant enough that it could compel institutional holders to vote solely on a financial basis on the deal. So something has to be done to eliminate that discrepancy.

What can be done? I don’t think a special dividend, a one-time special dividend is the answer, and I think Duncan’s dividend model is a good one, the increasing dividends with the cash flow over time. What can be done?

Well, first of all, the exchange ratio can be modified and I think it should be modified slightly. It currently is from 0.47 a share. I think it should go to 0.50 that also eliminates fractional shares. It will eliminate about 8.5% of the differential.

The other tactic, which I think is extremely important, the Board has taken the position of just don’t say — just say no, which is permissible under Delaware law because Revlon duties have not been activated and under relevant case law the Board’s advice, legal advice is soundly grounded but that is not the answer. What is the additional step that has to be taken?

Well, Duncan has also said that is the past, as the Board has as well. The growth of this company is in futures and derivatives. Slides that you put up there are in futures and derivatives. The answer is a Pac Man counteroffer. We want the ICE. We have wanted the ICE for a long time. We have said that we wanted the ICE. They haven’t been willing to talk to us.

They now not only are offering cash, they are offering stock. The door is now open; an opportunity is now available to make a counter offer to take the bid to the ICE in combination with the Deutsche Boerse. It’s significant that we do so. That is a tremendous growth component. On every measure that you put up there it is a very attractive acquisition.

It also breaks up that combination between NASDAQ and the ICE. It will destroy that combination, so that is very important to do that. If it’s necessary to make a total of Pac Man offer, well, the NASDAQ is loaded with debt. Maybe we bid $18 to $20 a share and the stock is selling at $27.

They have admitted that if they can’t put this deal through they are devastated, so that stock should come at a discount, at a significant discount. But be it as it may, I think that the way to handle this tender offer is because of the fiduciary duty the institutional shareholders have to their clients, and this is a 15% differential, two steps.

The modest step is increase the — very modestly the share ratio from 0.47 to 0.50 and, second, make a Pac Man counteroffer. Bid for the ICE and breakup that combination. And if you do that I think there is a very strong possibility, because there is precedent for the Pac Man counter tender, there is precedent and it is successful. That is how you defeat that offer.

You put the Deutsche Boerse combination through and one of two things happen — their offer disappears or you get the ICE, which is something you want and you have wanted it for a long time. That is my suggestion.

Jan-Michiel Hessels: Thank you very much. Duncan, if you can talk to the Pac Man and I will talk about the fiduciary duties of the Board.

Duncan Niederauer: I want to point out that Jim just broke Evelyn’s world record as well, so congratulations. That was impressive, that took some doing.

Let me spend 30 seconds on the market share, Jim, because you and I have talked about that. We know that — I think the SEC genuinely knows what to do. I think they have actually done a good job since the flash crash of building a consensus around what needs to be done.

I think it helps a little bit that we are coming up on the one-year anniversary because it will bring a little more attention to the issue. But I also think we have to understand it’s kind of moved to the back burner because they are under a lot more pressure on all the Dodd-Frank stuff than they are on the day-to-day market structure stuff.

As I said to many of you after it happened, 9 out of 10 calls coming in to every Congressman and Congresswoman’s office was about the flash crash in May and June. None of the calls are about that right now. So it’s just there is not a lot of pressure and I think you just have to understand it’s further down in the stack.

But I do believe they know what to do. And I think you will see some of the changes that you are looking for that will kind of — that will get, at least closer, to the answer that you are trying to in terms of market structure.

In terms of the other issues, we know between now and July 7 we have a lot of work to do because whether it’s a real value gap, a perceived value gap, today’s prices versus tomorrow’s value, we think this is a pretty compelling — I will put this slide back up. No shareholder is arguing that with us about the long-term value for shareholders that this can create.

You look at this picture; boy, if I were competing with us, I would want to disrupt this too. I wouldn’t want to compete with something that looks like that. That is going to be pretty tough to compete with.

And we believe that part of the value is you know what you are getting with us. You can see where we are going, you have a reasonable confidence, you can count on a dividend stream. We like to hear everybody take that into account too because we think that is real value.

You don’t have to sit around wondering if someone is going to get synergies out. You don’t have to wonder if people are going to delever. You know if we just maintain our dividend policy you are getting a $300 million dividend this year, a $400 million-plus dividend next year. That is if we just stay the course.

And we would like to hear that all taken into account as well, but I think we hear you that we know we have a lot of work to do to be with the shareholders between now and July 7. If you go back to February 9, it was $1 billion up front. You have got the dividend streams I just talked about. You see how financially flexible the Company can be and, yes, we think derivatives is a big growth area.

Let’s just put things in perspective. 4.8 billion contracts in the Eurex Liffe, Amex options, Arc options, ISE options business complex; 300 million with ICE. So yes, it definitely helps us get more exposed to a growing area, but those are the facts. So I just think we just have to make sure we understand what we are thinking about.

In the last point before I turn it over to Jan-Michiel for anything he wants to add about how we have addressed it since then is if you think about changing the ratio that is everyone’s obvious reaction. Just remember, let’s not be penny wise and pound foolish here. If we push that ratio too far and the other side doesn’t get the vote, as happy as I am with the stand-alone situation, we would hate to miss out on the accelerating opportunity because we just got a touch too greedy on the ratio.

To me this is about short, medium, and long-term shareholder value creation, not just today’s value creation opportunity. That is all I am saying.

James Rothenberg: I think the fate of the antitrust analysis — we face a much greater problem in Europe. They are far more a supporter of competitors and customers, and particularly a monopoly in clearing raises very serious issues on the European side as exemplified in the Microsoft and Intel and other antitrust issues in Europe.

The United States situation is different. With Regulation ATS fractionalizing the markets it’s much harder to make the argument that on the cash equity side that New York, even NASDAQ, has lost a very substantial percentage of their market share. And in addition, the listing issue.

A very carefully calculated strategy of [BSA] to reduce the listing fee by NASDAQ if they merge. So I just wanted to point out that while the exchange has raised, and Duncan impliedly has done so, about the regulatory antitrust issues I think on balance it may be that we will have a harder time in Europe than NASDAQ will have in the United States.

Duncan Niederauer: Yes, I am happy to spend more time with you, Jim. I think that analysis is a little incomplete, but I am happy to spend time with you because I think there is actually a lot we can offer with the combination that delivers a lot of value that is real to customers and shareholders. So I am not sure — I for one don’t agree with your analysis but I am happy to follow up with you separately if you would like to.

Jan-Michiel, before we go on do you want to add anything?

Jan-Michiel Hessels: I think you said most of it, but he did the so-called 15% premium. I think the essence here is that our offer has real value with conditions we believe can be met, with reasonable expectations can be met. The NASDAQ ICE proposal is what I would call an empty vessel. It looks nice but there is nothing in there. It’s full of conditionalities and it is non-executionable.

And so if you — as a Board do you want to run the risk of standing there with empty hands? Also, the offerer doesn’t really protect the NYSE Euronext shareholders because this reverse breakup fee is far too small compared to the huge risks that we see in execution. So if you have to choose between a very good chance of real value and a very, very small chance of value then I think the decision is fairly simple and I think we have met our fiduciary obligations.

There is a lady sitting there who wants to ask a question and then we will be back to you, sir.

Mindy Washington: [Mindy Washington], I have 1,000 shares. The Board right now is 50% European and 50% American. With the merger with the DAX and it going 60/40 that is going to dilute the American governance to about 25%. I don’t find that acceptable.

Then there were two other questions or comments that I wanted to make. There has been a cutback of proprietary trading in the United States. I wanted to know whether you think that will be made up anywhere. If the major banks have to cut back their share, if boutique houses will start popping up that will make up for that.

And I would also like to know if we can get a report on how things are going in Lisbon.

Jan-Michiel Hessels: All right. Duncan will handle the last two ones. Let me address your question as to the Board.

The only hard news is still so far that Duncan will be CEO and the Mr. Francioni, the current CEO of Deutsche Boerse, will act as Chairman. And we are very happy with that combination. We feel it’s a very strong combination to deliver the values. For the rest, it’s a total Board of 17 people, 10 nominated by our German friends and 7 by New York Stock Exchange Euronext.

Don’t forget that on the Deutsche Boerse side they already have quite an international board. I think they have two or three Americans and a few other nationalities there. And indeed I sympathize with you if the outcome of all of this would be that there would be three Americans on the board, I think that would not be a wise way to proceed.

And before the meeting of July 7, the special shareholders meeting, we will come with more news on the future composition of the Board. Also the European regulators have a certain say in this because the question is do they want their local markets to be represented at the top board or at a lower level. That is still a point of discussion, but your point is a good one that we are very sensitive to.

Duncan Niederauer: And I think we have to remember as we try to run a truly global company we already have board members from six or seven countries now, and in the new co structure it will be probably eight or nine countries. I don’t think there will be a predominance of Americans or Germans.

In fact, I would argue that we will probably have at least one member from, by my count, eight different countries at least. And I actually think if you are running a global company and we are going to operate the markets where we operate them, I think to me that is not something we should be afraid of. It’s something we should actually be embracing.

To the second part of your question, you are right, where it has been most visible in the drop off in proprietary trading has really been in the US equities business. I think a lot of that volume that was fueling the 9 billion, 10 billion, 11 billion share days in the US a lot of it has dissipated. Now a part of that is in the lower volatility environment it’s a little less interesting.

I think there has been a little contraction in volume post flash crash. I think the retail customer has come back, but not the way they did. I do agree with you that you will see more boutiques picking up, but I don’t know that those boutiques are going to necessarily — they are going to be more focused on hands-on execution for customers not really generating a lot of proprietary activity.

A lot of the large electronic market-making customers that we deal with now as customers, what we are seeing them do is expand into other geographies and other asset classes because their technology allows them to do that. And I think they are just finding on a relative basis the US equity market less attractive relative to some of those opportunities. So that does explain actually the decrease in the US equity volume, but it explains some of the increase that you are seeing in some of the other markets around the world.

And forgive me, but I missed the third part of your question. What is happening in Lisbon?

Right. So we have a couple of choices in the room, but I am going to be putting people on the spot. So you are asking what has been happening in Portugal with the sovereign debt crisis, etc., etc.? How is everybody handling it?

We have Luis and we have Ricardo, so would we like to put someone on the spot to —.

Jan-Michiel Hessels: I think Ricardo. I think that is —.

Duncan Niederauer: We are going to go — we are going right to source. We are going right to the [cold] face. Ricardo, you have the floor.

Jan-Michiel Hessels: Mr. Salgado, of course, is our colleague on the Board. He is Portuguese; he is head of one of the largest Portuguese banks.

Ricardo Salgado: Well, as you all know, Portugal followed Greece and Ireland and then the Portuguese government applied for the package, the European package, which is supported by the European Union and by the IMF too. So we will have elections. The government is on a daycare management and we will have elections in June 5.

But so far I know, the agreement with the European Package will be signed May 15, so there is, I believe, common ground among the Portuguese main parties. They should sign — the majority of the Portuguese Parliament should sign this agreement the May 15 and probably the Portuguese president of the Republic will have to sign too so to give a full comfort for the European program to act immediately.

The banks, they have been already involved in contracts, the discussions with what we call the troika, the three intervention groups there. On the other hand, what I can tell you is that in the first quarter of this year the Portuguese deficit went down 60% already. So the measures that have been made already they are in full force and we are moving on the right track now I believe.

Jan-Michiel Hessels: Thank you, Ricardo. The opening bell has rung and normally we end at this time, but we will not end, don’t worry. May I suggest that we take two more questions, and the first one will be from the gentleman here in the middle, and then we go to you?

Jim Carty: Good morning. I am [Jim Carty], owning 290,097 shares. I also would like to see the ratio increased from 0.47 to 0.50, but to kind of make it more palatable on the other side, perhaps a $2 billion payment special dividend to the DB shareholders, or whatever number it would take to make that fly, may make it work. Your thoughts on that?

Duncan Niederauer: So what you are saying is change the ratio but also do a one-sided dividend for them.

Jim Carty: Right, yes.

Duncan Niederauer: I think — we realize that between now and July 7 we have got the financial flexibility to consider all kinds of options so I think these kinds of suggestions are very helpful to us. We think we have got a deal that is worth following through on. We think it presents huge value creation opportunities and what we have to work with our partners in DB — with our partners on the DB side to discuss is are there ways we can deploy that flexibility?

So I think that is a very interesting suggestion and, frankly, one I had not thought of. But I think it’s a good suggestion. Thank you.

Evelyn Davis: I have a final comment.

Jan-Michiel Hessels: No, the gentleman behind you —.

Duncan Niederauer: The gentleman behind you gets to go first, but you can have the last word, Evelyn. You can have the last word but let the gentleman behind you ask the question. You get the last word. You always have the last word.

Steve Solomon: My name is Steve Solomon and I own — I and my wife own north of 20,000 shares and I have some friends who own a lot more shares than I own. Just a comment I guess, if you are going to be waiting until July 7 I think the game is probably going to be over by then.

But in any regard — the game will be over by then. But in any regard, what I own now is shares in an American corporation headquartered in the United States trading in dollars. As I understand the deal you put together, you are going to incorporate a new corporation in the Netherlands, be headquartered in the Netherlands. And my concern is it goes to the indexes.

The rules of the S&P 500, the S&P 100, and I guess a lot of the other indexes don’t permit to be included in them shares of a foreign corporation or they don’t trade ADRs, if I wind up with an ADR at the end of this whole deal. So my concern is have you spoken to the indexes to make sure that this foreign corporation will be included in the indexes or are the indexes going to dump all their shares once you incorporate in the Netherlands?

Duncan Niederauer: So a couple of observations on that. You are correct, the incorporated entity will be in the Netherlands, but it’s not headquartered there. We are a dually-headquartered company now. Our headquarters are in New York and Paris, and we will be a dually-headquartered company in New York and Frankfurt. That is really all that changes.

I think we have had discussions with the indexers, both here and in Europe, because our partners in DB are also in the European indices and the DAX in particular. So you can safely assume we are having all those conversations. We know that is a potential issue and whether it ends up being a global share or something else, but we have already had conversations with the indexers.

You should also know we are also having conversations with the analysts, because a big part of it, in our view, is where the stock gets covered from. And we think if the stock is covered from the US, like a lot of other US-headquartered companies are even though they have very global businesses, we think that is a point as well.

So all those conversations are in play. We will give as much transparency as we can. Those of you who have dealt with the index fund managers, like an S&P, I think we are trying to have — get as much clarity from them on what would be required to stay in the indices as possible. But it’s not always scientific; it’s a little bit of art, too.

But these are all good suggestions and we are working actively with all the parties on that.

Evelyn Davis: I have a question.

Jan-Michiel Hessels: No, no, not yet. (multiple speakers)

Duncan Niederauer: Evelyn, I am sorry, I didn’t hear what you said.

Steve Solomon: Will we know the answer to that question, whether you will still be in the Index before we vote?

Duncan Niederauer: What do you guys think? I don’t — I think we would like to. It may not be an entirely in our control because I don’t if they will give us a black and white answer before then. But I promise you we will give you all the facts. Whenever we have, you will know and if — we realize that there is other things we have to do if it looks like it will come out of the Index.

We have had other people approach us that say if that happens that would be an interesting entry point for them, so we can see how that all goes. Let that play itself out over the next couple of months and we will keep everybody posted.

Jan-Michiel Hessels: Just to add one small point to this, as Duncan mentioned, not only dual-headquartered but also the shares will be traded in Frankfurt and in New York, of course, and in Paris. And the shareholders will have the option to receive their dividends in dollars or in euro.

Duncan Niederauer: Just as we do today.

Jan-Michiel Hessels: Mrs. Davis? Let’s end on an uptick, I would say.

Evelyn Davis: Mrs. Davis, remember I have had four husbands and five cars. My car is now in the Ford Museum in Detroit. Look it up in December Evelyn Y. Davis news. My car was delivered to me by Bill Ford and he accepted my car for the museum, my Jaguar. You can look that up on the Internet.

Now mark my words and remember, I want the press to take notice here too, where you heard it first, if this deal goes through the next deal what you will be hearing of the Deutsche Bank will make an offer for one of our biggest banks. That is exactly what is going to happen. Remember where you heard it from first.

And if you are in Amsterdam go by the (inaudible) where I grew up —.

Duncan Niederauer: Your birthplace?

Jan-Michiel Hessels: Thank you for your comment. Thank you all for being here and we will be in touch.